Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This public notice relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Translation of Japanese original

Public Notice Concerning the Setting of the Record Date
for the Convocation of the Extraordinary General Meeting of Shareholders

    We hereby set Wednesday, September 15, 2010 as the record date in order to determine the shareholders who may exercise their voting rights at the extraordinary general meeting of shareholders that is scheduled to be held on Friday, November 5, 2010, and the shareholders who are recorded on the latest shareholders registry on the same day shall be the shareholders who may exercise their voting rights.

August 31, 2010

5-8, Kyobashi 1-
chome, Chuo-ku,
Tokyo
Mercian Corporation
President and CEO
Hiroshi Ueki

[Office of Shareholder Registry Administrator]
4-5, Marunouchi 1-chome, Chiyoda-ku Tokyo
Mitsubishi UFJ Trust and Banking Corporation, Corporate Agency Division